Chromocell Therapeutics Corporation
675 US Highway Route 1 South
North Brunswick, NJ 08906

January 11, 2023

Via EDGAR

Doris Stacey Gama and Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Chromocell Therapeutics Corporation Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 17, 2022 CIK No. 0001919246

Dear Madam and Sir:

This correspondence responds to the letter, dated October 31, 2022, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on October 17, 2022 by Chromocell Therapeutics Corporation (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this correspondence a Registration Statement on Form S-1 (the “Registration Statement”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 17, 2022

Use of Proceeds, page 42

1.	We note your Investor Note appears to be debt that was incurred within one year. Please describe the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 42 of the Registration Statement accordingly.

Chromocell Therapeutics Corporation

January 11, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Research and Development Expenses, page 48

2.	We reissue prior comment 9. For all periods presented, revise to provide quantitative disclosure of the type of research and development expenses incurred. For example, separately disclose the amount of expense incurred in each period for consultants in regulatory, clinical development and CMC matters, maintenance fees and lab material costs.

Response: In response to the Staff’s comment, we have revised the disclosure on page 48 of the Registration Statement accordingly.

3.	For the six months ended June 30, 2022, please elaborate on the underlying reasons for the 41% decrease in research and development expense compared to the prior period. Explain how "evaluating your operating and development plans" contributed to a decrease in research and development expenditures and disclose if it represents a known trend or uncertainty under Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 48 of the Registration Statement accordingly in respect of the nine months ended September 30, 2022 (as opposed to June 30, 2022).

Critical Accounting Estimates, page 52

4.	You indicate that your significant accounting policies are fully described in Note 3 to your financial statements. As required by Item 303(b)(3) of Regulation S-X, provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates has had or is reasonably likely to have on financial condition or results of operations to the extent the information is material and reasonably available.

Response: In response to the Staff’s comment, we have revised the disclosure on page 52 of the Registration Statement to provide a summary of significant accounting policies for the nine months ended September 30, 2022 and 2021.

Business

Our Strategy, page 54

5.	We note your response to prior comment 11. Please further revise to clarify if the studies presented in the Journal of Clinical Investigation are the genetic studies you reference that suggest that NaV1.7 could be a target to address EM. In addition, please describe the studies in the Journal of Clinical Investigation and how they show a correlation between SCN9A and the expression of the disease phenotype in EM patients or otherwise advise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 54 of the Registration Statement accordingly.

6.	We note your response to prior comment 12 where you discuss the pre-clinical profile of CC8464. You state you conducted in vitro and in vivo studies that showed a "high potency and selectivity of CC8464." Please update your disclosure to provide your basis for this statement by including a description of the studies, the results, and how the results show high potency and selectivity of CC8464.

Response: In response to the Staff’s comment, we have revised the disclosure on page 54 of the Registration Statement accordingly.

Chromocell Therapeutics Corporation

January 11, 2023

Intellectual Property, page 58

7.	We note your response to prior comment 20 and reissue in part. For your two pending patents in India and the Philippines, please update your disclosure to include type of patent protections expected, the specific product(s) to which the patent relates to, and whether the patent is expected to be owned or licensed.

Response: In response to the Staff’s comment, we have revised the disclosure on page 58 of the Registration Statement accordingly. In addition, we respectfully advise the Staff that a matter of composition patent for CC8464 has been granted in the Philippines on June 8, 2022, which was previously disclosed as pending.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com or Aaron M. Schleicher at (212) 660-3034 or at aschleicher@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Chromocell Therapeutics Corporation

By:	/s/ Christian Kopfli
Christian Kopfli
Chief Executive Officer

cc:	Kristin Lochhead and Daniel Gordon, Securities and Exchange Commission
David E. Danovitch, Esq., Sullivan & Worcester LLP
Aaron M. Schleicher, Esq., Sullivan & Worcester LLP